UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K    |X| Form 10-Q
             |_| Form N-SAR

            For Period Ended:  September 30, 2001
                               ------------------
            [   ]  Transition Report on Form 10-K
            [   ]  Transition Report on Form 20-F
            [   ]  Transition Report on Form 11-K
            [   ]  Transition Report on Form 10-Q
            [   ]  Transition Report on Form N-SAR
            For the Transition Period Ended:____________________________________


-------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Pivotal Self-Service Technologies Inc.
Full Name of Registrant

Former Name if Applicable:  Wireless Ventures, Inc.
Address of Principal Executive Office (Street and Number)
67 Wall Street, Suite 2211
New York, NY 10005-3198
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Registrant is seeking an extension of the period in which to file its Form 10-QSB for the period ended September 30, 2001 because of difficulties in obtaining certain documents required to restructure various historic liabilities. The Registrant is currently in the process of completing the remaining agreements, and anticipates that the Form 10-QSB for the period ended September 30, 2001 will be filed within the grace period provided for under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Gary Hokkanen                  (905)                     477-8378
        (Name)                     (Area Code)              (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).          |X| Yes |_|No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                         |_| Yes |X|No

      If  so,  attach  an  explanation  of  the   anticipated   change,   both
      narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                     Pivotal Self-Service Technologies Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    11/15/2001                              By /s/ Gary Hokkanen
                                                  ----------------------------
                                                  Gary Hokkanen,
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
            Intentional misstatements or omissions of fact constitute
                          Federal Criminal Violations
                              (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------